Catalyst Paper Corporation
2nd Floor - Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

News Release

January 11, 2011

Catalyst Paper elects early redemption of Notes due 2011

Richmond, B.C.  – Catalyst Paper Corporation (TSX:CTL) today announced that it has elected to redeem on February 11, 2011 all its outstanding 8 5/8% Senior Notes due June 15, 2011, in an aggregate principal amount of U.S.$26,027,000, at a redemption price of 100% of the face value of these Senior Notes.

For more information contact:

Brian Baarda
Vice-President, Finance & CFO
604-247-4710

Peter Staiger
Vice-President, Treasurer
604-247-4372